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Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wesco Aircraft Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 14, 2011
File No. 333-173381

Dear Ms. Malone:

We are in receipt of the comment letter to Mr. John Holland, General Counsel of Wesco Aircraft Holdings, Inc. (the “Company”), dated July 21, 2011 with respect to the above-referenced Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”). We are responding on behalf of the Company to the comment of the Staff of the Securities and Exchange Commission (“the Staff”) as set forth below. Courtesy copies of this letter are being submitted in the traditional non-EDGAR format to each of Jay Ingram and you.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

Principal and Selling Stockholders, page 106

1.                                      We note your disclosure in footnote 24 to the table. Please revise your table to include all selling stockholders and provide complete Item 507 disclosure as appropriate.

Response: The Company respectfully advises the Staff that the Company provided the aggregated disclosure of the selling stockholders listed in the group “All other selling stockholders” in reliance on the Commission’s Compliance & Disclosure Interpretations,

Section 240.01, which states, “Item 507 of Regulation S-K requires certain disclosure concerning each selling shareholder for whose account the securities being registered are to be offered. The Division staff has permitted this disclosure to be made on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the class prior to the offering. Where the aggregate holding of the group is less than 1% of the class but for a few major shareholders, the disclosure for the members of the group other than the major shareholders also may be made on a group basis.” The selling stockholders aggregated in the “All other selling stockholders” group include selling stockholders not individually listed who in the aggregate beneficially own less than 1% of the Company’s common stock prior to the offering. Therefore, the Company believes that its disclosure in the Registration Statement is consistent with Item 507 of Regulation S-K and Section 240.01 of the Compliance & Disclosure Interpretations.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-2139 or my colleague, Jonathan M. Suk, at (202) 637-2116 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Rachel W. Sheridan

Rachel W. Sheridan
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

John Holland, General Counsel

Jay Ingram